Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

August 5, 2019 - For Immediate Release

Great Panther Provides July Production Update for the Tucano Gold Mine

GREAT PANTHER MINING LIMITED (NYSE American: GPL; TSX: GPR) (“Great Panther”, the “Company”) announces July gold production for the Tucano Gold Mine in Brazil (“Tucano”).

The commissioning of a supplemental modular liquid oxygen supply system at the end of April has been key to enabling the processing of higher-grade sulphide ore with a significant increase in recoveries, as shown in the following table.

Tucano Operations Summary (Monthly)	April 2019	May 2019	June 2019	July 2019
Ore processed (tonnes milled)	254,700	204,795	259,187	266,357
Au grade (g/t)	0.98	1.76	1.56	1.56
Au recovery (%)	87.6%	94.1%	92.4%	93.5%
Gold production (ounces)	7,020	10,899	11,980	12,497

“We are pleased to see the third straight month of steady increase in gold production at our Tucano Gold Mine since the April commissioning of the supplemental oxygen system,” stated James Bannantine, President and CEO. “As our program of continual optimization throughout the operation takes hold, we are confident that we will be able to deliver further increases in gold production in the third and fourth quarters as we enter the higher productivity dry season.”

Tucano’s production profile is stronger in the second half of the year as the dry season enables higher rates of mining productivity and the mine plan is characterized by lower strip ratios and access to higher grades in the open pits.

The Company will provide the next production update for Tucano with the regularly scheduled third quarter production release in early October.

ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate gold and silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther operates three mines including the Tucano Gold Mine in Amapá State, Brazil, and two primary silver mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. Great Panther also owns the Coricancha Mine in Peru, which is expected to restart operations in 2020.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding the Company’s production guidance and ability to meet its production guidance, increased gold production, and timing or ability to restart operations for the Coricancha Mine.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Great Panther’s operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2018 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Alex Heath, CFA

Director, Corporate Development & Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8956

aheath@greatpanther.com

www.greatpanther.com

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2